ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the "Agreement") is made as of the 22nd day of February, 2018 by and among the buyer entities (each a California limited liability company) set forth on the signature pages hereto (each, a "Buyer" and collectively, the "Buyers"), TW Holdings, Inc., a California corporation ("TW"), SPAD Holdings, LLC, a California limited liability company ("SPAD"), TW Glendale, Inc., a California corporation ("Glendale") and TW Westlake Village, Inc., a California corporation ("Westlake") (each of TW, SPAD, Glendale and Westlake are referred to herein as a "Company" or a "Seller" and collectively as the "Companies" or the "Sellers"), Total Woman Franchising, Inc., a Delaware corporation (solely for purposes of Section 5.10), and Town Sports International Holdings, Inc., a Delaware corporation (solely for purposes of Section 5.11 and Section 25) ("Parent"). Each of the Buyers and the Companies are sometimes referred to individually herein as a "Party" and collectively as the "Parties".

Preliminary Statement

1.   One or more Sellers are currently engaged in the business of managing and operating health and fitness centers known as Total Woman Gym and Spa (each, a "Club" and collectively, the "Clubs" or the "Business") at the real property addresses set forth under the heading "Location" on Exhibit A (each, a "Location" and collectively, the "Locations") and one or more Sellers owns all of the rights and interest in and to the "Intellectual Property" as defined herein.

2.   The Companies desire to sell substantially all of their respective assets and certain of their liabilities related to the Business to the Buyers and the Buyers desire to purchase such assets and assume such liabilities of the Business on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Section 1. - The Purchase

1.1   Purchase of the Assets.

(a)   Subject to and upon the terms and conditions of this Agreement, upon the closing and the consummation of the transactions contemplated by this Agreement (the "Closing"), the Companies each shall sell, transfer, convey, assign and deliver to the corresponding Buyer as set forth on Exhibit A, and such Buyer will purchase, acquire, accept and pay for, free and clear of all liens, security interests, mortgages, pledges, licenses, options, deeds of trust, charges, conditional sales contracts, claims, restrictions, covenants, easements, rights of way, title defects or other encumbrances of any nature ("Liens") other than Permitted Liens (as defined below), all of such Company's right, title and interest in and to all of the assets, properties and rights currently used or necessary to the operation of the Business (other than the Excluded Assets (as defined below)), including privileges, claims and interests of every kind and nature, real or personal, tangible or intangible, absolute or contingent, wherever situated, whether or not reflected on the books and records of the Companies, to the extent owned by, registered in the name of, or used or held for use by any of the Companies (collectively, the "Acquired Assets"). Without limiting the foregoing, the Acquired Assets shall include:

(i) Intellectual Property Rights and Proprietary Information: all right, title and interest in and to the Intellectual Property (as defined herein) and proprietary information of the Companies and the goodwill related thereto, all as identified on Schedule 1.1(a)(i) and including, without limitation, the name Total Woman Gym and Spa;

(ii) Books and Records: all books, records, files and data of the Companies related to the Acquired Assets, including, without limitation, all technical documentation, member lists, marketing materials, files and other records related to the Business and the Assumed Liabilities (including copies of financial records related thereto) (provided, that the Buyers shall provide to the Companies access to copies of the foregoing (and/or access to originals thereof, if reasonably necessary) upon request, to the extent that the foregoing are also related to Excluded Assets or Excluded Liabilities (as defined below), in each case whether in hard copy or computer format) but excluding the Companies' corporate, stock, minute, personnel, Tax Returns (as defined herein) and financial books and records (the "Excluded Records");

(iii) Personal Property: all computers, computer software and other equipment (fitness equipment, weights, etc.), machinery, furniture and fixtures, electronic devices, office materials and supplies and other tangible personal property of every kind and nature used in the Business, including, but not limited to, the items identified on Schedule 1.1(a)(iii) and the leased equipment as described in Section 2.4;

(iv) Contract Rights: all third party covenants and agreements with respect to the protection of Intellectual Property and proprietary rights of the Business, including, without limitation, all assignment of inventions, if any, and confidentiality agreements, and all non-competition rights related to the Business;

(v) Membership Agreements: all written agreements between any of the Companies, on the one hand and (x) any Member (as defined herein) or (y) any corporate account which makes subsidy payments for employees who are individually Members, on the other hand, providing for the use of the facilities at the Locations acquired by the Buyers pursuant to this Agreement (the "Acquired Locations") and all payments due thereon (each, a "Membership Agreement" and together, the "Membership Agreements") and identified on Schedule 1.1(a)(v), which Schedule 1.1(a)(v) shall be updated by the Companies as of the day immediately preceding the Closing Date (as defined herein);

(vi) Assumed Contracts: all of the Companies' rights and obligations under all licenses, contracts, agreements or other arrangements between the Companies and their vendors identified on Schedule 1.1(a)(vi) (together, the "Assumed Contracts");

(vii) Inventory: all inventory held at the Acquired Locations, "As-Is, Where-Is", at Closing;

(viii) Leases: the Leases (as defined herein) identified on Schedule 2.11(a) of the Disclosure Letter (as defined below), all right, title and interest of each of the Companies in and to each Location evidenced by each Lease, including any cash security deposits (to be reimbursed by the Buyers to the Sellers at Closing), remaining payments due from the landlords for the Leased Locations (each, a "Landlord" and collectively, the "Landlords") with respect to any improvements to the Leased Locations made by the Companies (the "Tenant Improvements") and all furniture, fixtures, equipment, leasehold improvements and fixed assets of Seller at the Locations;

(ix)   Deposits and Prepaid Expenses: all prepaid expenses related to the Business, including, without limitation, utility deposits and prepaid charges (collectively, "Prepaid Expenses");

(x)   Permits: all of the Companies' right, title and interest in and to all governmental permits, governmental licenses and other governmental authorizations relating to the Business, to the extent such governmental permits, licenses and other governmental authorizations are transferable;

(xi)   Telephone Numbers: all business phone and facsimile numbers ("Numbers") used by the Companies in connection with the Business, all of which are identified on Schedule 1.1(a)(xii). The Companies agree to assign all of their rights to the use of the Numbers to the Buyers (to the extent permitted by the applicable telephone company) and shall cooperate with the Buyers to have the Numbers assigned to the Buyers by the applicable telephone companies (at the Buyers' expense); and

(xii)   Goodwill: all of the Companies' goodwill in, and going concern value of, the Business.

(b)   Notwithstanding anything herein to the contrary, the Acquired Assets shall not include any of the assets set forth on Schedule 1.1(b) or below (the "Excluded Assets"):

(i)   all of the Companies' cash and cash equivalents on hand on the Closing Date including, without limitation, certificates of deposit and deposit, bank, money market and brokerage accounts, and all deposits and checks in transit;

(ii)   all employee plans and benefits, including without limitation the Employee Benefit Plans (as defined herein), and any assets thereof, maintained by the Companies in connection with the Business;

(iii)   the Companies' Articles of Organization or Certificate of Organization, as applicable, other organizational documents, taxpayer and other identification numbers, Company seals, the Excluded Records, all equity interests of the Companies;

(iv)   all business insurance policies of the Companies and all premiums prepaid by either Company related thereto;

(v)   all Tax attributes and assets of the Companies, including, without limitation, any prepaid Taxes and claims to any refund of Taxes;

(vi)   all reports, records and Tax Returns (as defined herein) related to the Companies' Taxes and any claims, rights and interest in and to any refunds of Taxes (as defined herein);

(vii)   for the sake of clarity, all computer servers, email addresses, documents and emails of the Companies;

(viii)   all of the Companies' rights under all licenses, contracts, agreements or other arrangements that are set forth on Schedule 1.1(b) hereto ("Excluded Contracts");

(ix)   all of the rights of the Companies under this Agreement, the Assignment and Assumption Agreement, the Escrow Agreement, the Promissory Note and any and all other documents, certificates and instruments entered into or issued in connection with this Agreement, including any rights of the Companies relating to Excluded Assets or Excluded Liabilities.

1.2   Assumption of Certain Liabilities. At the Closing, the Buyer shall assume and agree to perform, pay and discharge the liabilities set forth below, which shall be the only obligations of the Companies (whether performance, payment or otherwise) assumed by the Buyer hereunder (the "Assumed Liabilities"):

(a)   all liabilities and obligations of any Company pursuant to the Membership Agreements, the Leases assumed by the Buyer, and the Assumed Contracts (in the case of Assumed Contracts or Leases, other than liabilities resulting from any breach of such agreements by Sellers prior to the Closing Date);

(b)   all liabilities related to the deposits, prepaid expenses, prepaid or deferred revenue and similar amounts to the extent included in the Acquired Assets pursuant to Section 1.1(a) including, without limitation, all of the deferred revenue obligations related to prepaid memberships, gift cards, prepaid personal training sessions and prepaid spa services incurred by the Companies (the "Specified Deferred Revenue Obligations");

(c)   all liabilities and obligations to any employee of any Company (the "Business Employees") who becomes an Acquired Employee (as defined below) for any accrued vacation and sick leave balances (up to $150,000); and

(d)   all liabilities arising from a violation or alleged violation of the federal Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local law requiring notice to Business Employees of the event of a closing or layoff.

1.3   Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, the Assumed Liabilities shall not include, and the Buyer shall not be required to assume or to perform or discharge, any liabilities or obligations related to the following (the "Excluded Liabilities"): (i) any Indebtedness (as defined herein) of any Company which is not expressly assumed by the Buyer pursuant to Section 1.2, (ii) amounts payable to brokers or other third parties acting on behalf of the Companies in connection with the negotiation of this Agreement or the consummation of the transaction contemplated hereby, (iii) municipal violations of the Business to the extent such violations occurred prior to the Closing Date; (iv) any Taxes which are or were due and payable on or prior to the Closing Date or relate to any period of time on or prior to the Closing Date; (v) any liabilities or obligations of the Companies under any Excluded Contract; (vi) any litigation, claim, suit, action or proceeding set forth on Schedule 1.3 that is related to any Company's operation of its Business prior to the Closing Date; (vii) any liability or obligations relating to or arising out of the employment or termination of employment of any Business Employee (other than those liabilities and obligations set forth in Section 1.2(d)) or any independent contractor or consultant or any former employee or former independent contractor or consultant for services performed prior to the Closing Date, including, without limitation, any bonus obligations, any severance time, any payments triggered by the transactions contemplated herein, workers' compensation claims which relate to events occurring prior to the Closing Date, or any other liabilities under any Employee Benefit Plan (other than benefits or balances rolled over or transferred to Buyers' or other benefit plans by Acquired Employees) (collectively, the "Employee Liabilities") and (vii) any liabilities arising from or relating to any Excluded Assets.

For purposes of this Agreement, "Indebtedness" means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations or liabilities (including any prepayment premiums payable as a result of the consummation of the transactions contemplated by this Agreement, assuming that all such obligations were repaid at Closing) arising under any obligations or liabilities of any Company consisting of (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) obligations under any interest rate, currency or other hedging agreements, (iv) any commitment by which any Company assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by any Company (including guarantees in the form of an agreement to repurchase or reimburse), (vi) any liabilities or obligations under capitalized leases with respect to which any Company is liable, contingently or otherwise, as obligor, guarantor or otherwise or with respect to which obligations any Company assures a creditor against loss, (vii) any indebtedness or liabilities secured by a Lien on any Company's assets, (viii) indebtedness owed by the Companies to suppliers under Assumed Contracts in respect of services and products purchased prior to the Closing Date (other than inventory delivered to the Buyers at the Closing) that Buyer will be responsible to pay under such Assumed Contracts after the Closing (the "Supplier Indebtedness"); (ix) any indebtedness or liabilities secured by a Lien on any Company's assets, and (x) subject to Section 1.2(d), any "success fees" or bonuses, change in control or severance payments payable solely as a result of consummation of the transactions contemplated by this Agreement.

1.4   Further Assurances. At any time and from time to time after the Closing, at any Party's reasonable request and expense and without consideration to the requesting Party, the other Parties shall promptly execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation, and take all such other action as any Party may reasonably request, to transfer, convey and assign to the Buyers, and to confirm the Buyer's title to, all of the Acquired Assets and to otherwise carry out the purposes of this Agreement.

1.5   Purchase Price for the Acquired Assets.

(a)   Purchase Price. The aggregate purchase price (the "Purchase Price") to be paid by the Buyers for the Acquired Assets shall be Eight Million Dollars ($8,000,000.00), subject to adjustment as set forth in this Section 1.5. At Closing, the Purchase Price shall be payable by Buyers to the Companies as follows:

(i) an amount equal to the sum of $7,200,000.00; *plus* an amount equal to all cash security deposits made by the Companies in connection with any Lease (the "Total Security Deposits"); *plus* all Prepaid Expenses; *minus* any Equipment Lease Obligations (if any); *minus* the 2018 Specified Deferred Revenue Adjustment Amount; *minus* the Supplier Indebtedness (if any) (the "Closing Payment"); and

(ii) $800,000.00 (the "Escrow Amount") shall be deposited by the Buyers in escrow and held and disbursed pursuant to Section 1.5(c).

At least one (1) Business Day prior to the Closing Date, the Companies shall deliver to Buyers a statement setting forth the Total Security Deposits, the Prepaid Expenses, the Equipment Lease Obligations, the Supplier Indebtedness (with reasonable appropriate documentation and support), and based on such amounts, the Closing Payment to be paid by Buyers to the Companies at the Closing pursuant to this Section 1.5. The Closing Payment shall be subject to further adjustment if such adjustment is required to be made pursuant to the terms and subject to the conditions of Section 1.7. The Buyers shall pay the Companies the Closing Payment by wire transfer of immediately available funds to such bank account(s) as are designated by the Companies in writing.

(b) Proration of 2018 Specified Deferred Revenue Obligations. All Specified Deferred Revenue Obligations incurred by the Companies, including but not limited to those Specified Deferred Revenue Obligations incurred by the Companies during the period commencing on January 1, 2018 and ending on the Closing Date (the "2018 Specified Deferred Revenue Obligations") shall be assumed by Buyer pursuant to Section 1.2(b); provided, that at the Closing, the Buyers will receive a credit to the Purchase Price with respect to such 2018 Specified Deferred Revenue Obligations equal to: (i) fifty percent (50%) of the revenue on the unused portion of any prepaid spa services that are included in the 2018 Specified Deferred Revenue Obligations, *plus* (ii) fifty percent (50%) of the revenue on the unused portion of any prepaid personal training sessions that are included in the 2018 Specified Deferred Revenue Obligations, *plus* (iii) fifty percent (50%) of the revenue on the unused portion of gift cards that are included in the 2018 Specified Deferred Revenue Obligations, *plus* (iv) one hundred percent (100%) of the revenue on the unused portion of any prepaid memberships that are included in the 2018 Specified Deferred Revenue Obligations (the amount of such credit, the "2018 Specified Deferred Revenue Adjustment Amount"). The unused portion of such services and memberships and the amount of the 2018 Specified Deferred Revenue Adjustment Amount will be determined by the Parties as of the Closing Date and set forth in a written statement (with reasonable appropriate documentation and support) provided to the Buyers by the Sellers twenty-four (24) hours preceding the Closing Date.

(c) Escrow Amount.

(i) At Closing, Buyer shall deliver the Escrow Amount to Citibank, N.A. (the "Escrow Agent"), by federal wire transfer of immediately available funds to an interest-bearing account selected by the Parties (the "Escrow Account"). At or prior to Closing, each

Company shall deliver to Escrow Agent an executed Form W-9 setting forth such Company's employer identification number. The Escrow Amount shall be held by Escrow Agent and disbursed solely in accordance with the terms hereof and the terms of an escrow agreement among the Buyers, the Companies and Escrow Agent, substantially in the form attached hereto as Exhibit B (the "Escrow Agreement"). In the event of a conflict between the Escrow Agreement and this Agreement, the terms of this Agreement shall govern.

(ii) The Escrow Amount shall be held by the Escrow Agent to satisfy payment obligations of the Companies for indemnification claims made pursuant to and in accordance with Section 8 (the amount of each such payment, an "Escrow Disbursal Amount"). On the first Business Day following the date that is the three hundred and sixty fifth (365th) days following the Closing Date (the "Escrow Disbursal Date"), the Parties shall issue, sign and deliver a joint written instruction to the Escrow Agent to release the Escrow Amount, less the aggregate amount of Escrow Disbursal Amounts paid to the Buyers pursuant to the terms of this Agreement and the terms of the Escrow Agreement prior to the Escrow Disbursal Date, to the Companies by federal wire transfer of immediately available funds to an account or accounts designated by the Companies. In addition, on the Escrow Disbursal Date, all interest earned on the Escrow Amount shall be paid to the Companies; provided, however, that if the Escrow Amount is insufficient to pay in full the aggregate Escrow Disbursal Amounts due and payable to Buyers, the interest earned on the Escrow Amount shall be payable to the Buyers to the extent of any such shortfall. It is acknowledged and agreed that in no event shall any amount deposited into the Escrow Account pursuant to Section 1.7 be used to pay Buyers any indemnification claims or other amounts under or in connection with this Agreement, except for a refund of a purchase of the Purchase Price if and when due to Buyers under the terms and conditions of Section 1.7.

1.6   Closing. The Closing shall take place on the third (3rd) Business Day following the satisfaction or waiver of all conditions to closing set forth in Sections 4, 6 and 7 below by facsimile, e-mail and/or overnight courier exchange of documents at the offices of Sheppard, Mullin, Richter & Hampton LLP, 30 Rockefeller Plaza, New York, NY 10112 at 10:00 a.m., Eastern Standard Time or at such place, time, date and manner as may be mutually agreed upon in writing by the Parties (the "Closing Date"); provided, that the Parties shall use commercially reasonable efforts to cause the Closing to occur on or before April 3, 2018. For purposes of this Agreement, "Business Day" shall mean any day that is not a Saturday, Sunday or statutory holiday in the State of New York. The Buyers shall be responsible for any conveyance fees, sales, use or transfer Taxes (including any penalties and interest), documentary charges, recording fees or similar Taxes, utility transfer fees, charges, fees or expenses that may become payable solely in connection with the sale and transfer of the Acquired Assets to the Buyers and Buyers assumption of the Assumed Liabilities.

1.7   Non-Assignable Assets.

(a)   To the extent that any Assumed Contract or Lease requires a consent, amendment or waiver (a "Consent") to transfer such Assumed Contract or Lease to the Buyers pursuant to its terms and if there are any such Consents that have not been obtained (or otherwise are not in full force and effect) as of the Closing Date, neither this Agreement nor any applicable document delivered at the Closing shall constitute a sale, assignment, transfer or delivery of such Assumed Contract or Lease (a "Restricted Contract") and, following the Closing, the applicable

Company and the Buyers will use their commercially reasonable efforts to obtain the Consent to each such Restricted Contract as quickly as possible; provided, that no Company or Buyer shall be required to make any payment to any counterparty to any Restricted Contract, incur any other obligation or make any modification to any Restricted Contract in order to obtain such Consent.

(b)   With respect to any Lease which is a Restricted Contract (an "Excluded Lease"), (i) the Buyers and Sellers shall reasonably cooperate in good faith to obtain such Consent within 90 days of the Closing Date (provided, that no Company or Buyer shall be required to make any payment to any counterparty to any Excluded Lease, incur any other obligation or make any modification to any Excluded Lease in order to obtain such Consent) and (ii) the portion of the Purchase Price allocable (as set forth on Exhibit A) to the Business at the Location subject to the Excluded Lease (the "Excluded Lease Amount") will be deducted from the Closing Payment and deposited into the Escrow Account. If the Consent under an Excluded Lease is obtained, the Excluded Lease Amount in respect of such Excluded Lease shall be promptly released to the Companies (and Buyers and the Companies will promptly sign joint written instructions instructing the Escrow Agent to release the Excluded Lease Amount to the Companies). If however a Consent under an Excluded Lease is not obtained within such 90-day period (or such longer period agreed by the parties), such Excluded Lease and the assets related to that Leased Location will be deemed Excluded Assets and not included in the Business for all purposes of this Agreement, the Excluded Lease Amount payable in respect of such Excluded Lease shall be released from the Escrow Account, refunded to Buyers and deemed subtracted from the Closing Payment (and Buyers and Sellers will sign joint written instructions instructing the Escrow Agent to release the Excluded Lease Amount to the Buyers). Notwithstanding anything herein to the contrary, in the event that an Excluded Lease is not acquired by the Buyers (in accordance with this Section 1.7), the Buyers shall permit the Companies and their designees and Affiliates to continue to operate any Location that is the subject of an Excluded Lease after the Closing under the Total Woman Gym and Spa name and mark for a period not to exceed 6 months from Closing (as a royalty free license) until the applicable Location is sold or closed.   Thereafter, Companies shall cause, at their sole cost and expense, such Location to rebrand, so that the public does not confuse such Location (whether closed or in operation) with that of Buyers. Moreover, from the Closing until such Location is rebranded, Companies will not sell any type of membership that implies that a member will have access or rights to any Location the Acquired Assets of which are being purchased hereunder, or in any manner communicate or imply any affiliation between such Location and the Locations the Acquired Assets of which are being purchased hereunder. Notwithstanding the foregoing, this Section 1.7 shall not obligate the Buyers to consummate the Closing unless the conditions set forth in Sections 4 and 6 are satisfied or waived.

1.8   Allocation of Purchase Price and Assumed Liabilities. Ninety (90) days subsequent to the Closing the Buyer and the Companies shall agree upon a methodology to be used to reasonably allocate the Purchase Price among the Acquired Assets, and thereupon the Buyer shall prepare an allocation of the Purchase Price (and all other capitalized costs) among the Acquired Assets consistent with the above referenced methodology and in accordance with Section 1060 of the Code and the regulations promulgated thereunder (and any similar provisions under state, local or non-U.S. law, as appropriate). The Buyer shall deliver such allocation to the Companies or their designees and/or permitted assigns within one hundred twenty (120) days after the Closing Date for such Person's review and consent. The Buyer and each of the Companies agree to file all necessary Tax Returns consistent with, and not to take any position on any income, transfer or gains Tax Return inconsistent with, such allocation, including (but not limited to) the reporting of information on Form 8594 filed with the Internal Revenue Service. The Companies shall timely and properly prepare, execute, file and deliver such documents, forms and other information as the Buyer may reasonably request to prepare such allocation.

Section 2. - Representations of the Companies

Each of the Companies, jointly and severally, represents and warrants to the Buyers as of the date hereof and as of the Closing Date, as to the Acquired Assets, and as qualified by the disclosure letter delivered by the Companies as may be updated from time to time (the "Disclosure Letter"), as follows:

2.1   Organization. Companies are duly incorporated, validly existing and in good standing under the laws of the State of their formation. Each Company has all requisite corporate or limited liability company power to own its properties and to carry on its business as now being conducted. Correct and complete copies of the Articles of Organization, Certificate of Organization, By-laws and Operating Agreement, as applicable, of each Company, each as in effect as of the date hereof, are attached hereto as Schedule 2.1 of the Disclosure Letter.

2.2   Subsidiaries.

(a)   Except as set forth on Schedule 2.2 of the Disclosure Letter, the Companies do not have any subsidiaries, and do not own, beneficially or otherwise, any shares or other securities of, or any direct or indirect interest of any nature in, any other Person. "Person" means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, estate, joint venture, enterprise, unincorporated organization or firm.

(b)   The Companies have not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, except for Total Woman Gym and Spa.

2.3   Authorization. The execution and delivery by each of the Companies of this Agreement and the agreements provided for herein, and the consummation by each of the Companies of the transactions contemplated hereunder and thereunder, have been or will be duly authorized by all requisite corporate action. This Agreement has been duly executed by each of the Companies. This Agreement and all other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which the Companies are a party constitute the valid and legally binding obligations of the applicable Company, enforceable against such Company in accordance with its respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance or other laws affecting creditors' rights generally and to the application of general equitable principles. Except as otherwise provided in this Agreement, the execution, delivery and performance by the Companies of this Agreement and the agreements provided for herein, and the consummation by each of the Companies of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of the organizational documents of such Company; (b) violate any judgment, decree, order or award of any court, arbitrator, or any governmental agency, department, bureau, commission or similar body (the "Governmental Authority"); (c) violate the provisions of any law, statute, code, ordinance, regulation or rule of any Governmental Authority (each a "Legal Requirement") applicable to such Company or the Business; (d) assuming the consents set forth on Schedule 2.3 of the Disclosure Letter are obtained, materially conflict with or result in any material breach of, constitute a material default under, result in a material violation of or result in the acceleration of any rights, benefits or obligations contained in any of the material agreements, plans (other than as required by ERISA under the Company's 401(k) retirement plan), leases, licenses or permits to which such Company is a party or which is applicable to the Business or the Acquired Assets; (e) result in the creation of any Lien on any of the material assets of such Company; or (f) require any authorization, order, consent, approval, license, permit, exemption or other action by any governmental authority, court or any other Person. Schedule 2.3 of the Disclosure Letter sets forth a correct and complete list of all consents and approvals of third parties that are required in connection with the consummation by the Companies of the transactions contemplated by this Agreement.

2.4   Ownership of Acquired Assets. Except as set forth in Schedule 2.4 of the Disclosure Letter, the Companies are, collectively, the true and lawful owner of the Acquired Assets and have the right to sell and transfer to the Buyer good and valid title to the Acquired Assets, free and clear of all Liens of any kind or nature whatsoever other than (i) Liens imposed by law for Taxes (other than payroll Taxes), assessments or charges of any Governmental Authority for claims not yet due or which are being contested in good faith by appropriate proceedings, (ii) mechanic's, materialman's, supplier's, vendor's Liens or similar statutory Liens that arise by operation of law in the ordinary course of business for amounts that are not yet delinquent or which are being contested in good faith by appropriate proceedings, (iii) Liens incurred or deposits made in the ordinary course of business (including, without limitation, surety bonds and appeal bonds) in connection with workers' compensation, unemployment insurance and other types of social security benefits and other similar obligations, (iv) Liens imposed by license and lease ("Permitted Liens") and (v) Liens to be terminated at Closing. The Acquired Assets represent substantially all of the assets utilized by the Companies in the Business as of the date hereof and as of the Closing Date.

2.5   Financial Statements.

(a)   Schedule 2.5(a) of the Disclosure Letter sets forth the unaudited, internally prepared balance sheet of each of the Companies as of November 30, 2017 (the "Balance Sheet Date") and the related statements of income, retained earnings and cash flows for the eleven (11) month period then ended (collectively, the "Current Financial Statements"). The Companies' audited balance sheet for the fiscal year ended December 31, 2016 (collectively with the related statements of income, retained earnings and cash flows , the "Year-End Financial Statements"). The Year-End Financial Statements and the Current Financial Statements are collectively referred to herein as the "Company Financial Statements". Except as set forth on Schedule 2.5(a) of the Disclosure Letter, the Company Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") applied consistently with past practices, subject to customary year-end adjustments, which are not material in the aggregate, and, in the case of the Company Financial Statements, the absence of footnotes.

(b)   The Year-End Financial Statements and the Current Financial Statements are based upon information contained in the Companies' books and records and present fairly, in all material respects, the financial position of each of the Companies as of the times and for the periods indicated therein, subject, in the case of the Current Financial Statements, to customary year-end adjustments, which are not material in the aggregate, and, in the case of the Current Financial Statements, the absence of footnotes.

2.6   Litigation. Except as set forth on Schedule 2.6 of the Disclosure Letter, (a) there is no, material action, suit or proceeding to which any Company is a party, or, to the Companies' Knowledge, presently threatened, before any court or governmental agency, authority, body or arbitrator; and (b) no Company is subject to any pending, order, judgment or decree of any court, tribunal or agency enjoining or requiring any Company to take any action of any kind with respect to the Business, the Acquired Assets or this Agreement or any mutual settlement or conciliation agreement which have outstanding obligations pursuant thereto. "Companies' Knowledge" or the "Knowledge of the Companies" means the actual knowledge of Michael Tarsatana after reasonable inquiry by him of his "direct report" employees who have primary responsibilities pertinent to such inquiry. Except as indicated on Schedule 2.6 of the Disclosure Letter, all matters set forth therein are fully covered by insurance or reserved against in the Current Financial Statements.

2.7   Solvency. No Company has, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets.

2.8   Insurance. Schedule 2.8 of the Disclosure Letter sets forth a correct and complete list of all fire, theft, casualty, general liability, workers' compensation, business interruption, product liability, automobile and other insurance policies maintained by the Companies, specifying the type of coverage, the face amount of coverage, the annual premium, the carrier and the expiration date of each such policy (collectively, the "Insurance Policies"). All premiums on such Insurance Policies which are payable prior to the date hereof have been paid, the general liability, products liability and employment practice liability insurance policies are on an "Occurrence Basis", and no Company is in breach or default in any material respect under any Insurance Policy. No Company has received any written notice that any Insurance Policy will be canceled or not renewed or of increase or intent to increase premiums in any significant respect. No Company has received a written denial of a claim for coverage made by such Company within the twelve (12) months immediately preceding the date hereof (excluding any claims related to employee health insurance benefits).

2.9   Intellectual Property.

(a)   The applicable Company owns or has the right to use, free and clear of all Liens, all items of Intellectual Property necessary for or used in the operation of the Business as presently conducted. Except as set forth on Schedule 2.9(a) of the Disclosure Letter, to the Knowledge of the Companies, no Company, nor the operation of any Company's business as presently conducted, nor any of the Intellectual Property owned by any Company set forth on Schedule 1.1(a)(i), interferes with, infringes upon, misappropriates or otherwise violates any Intellectual Property rights of third parties, and no Company has received any written notice with respect to any actual or alleged interference, infringement, misappropriation or violation of a third party's intellectual property rights by such Company. To the Knowledge of the Companies, no third party is interfering with, infringing upon, misappropriating or otherwise violating the Intellectual Property rights of the Companies. None of the Intellectual Property set forth on Schedule 1.1(a)(i) is subject to (i) any outstanding judicial order issued by a court or Governmental Authority, (ii) any governmental or judicial proceeding which is pending or, to the Company's Knowledge, threatened and which challenges the legality, validity, enforceability, use or ownership of any of the Intellectual Property or (iii) any maintenance or renewal fees or Taxes or actions falling due within ninety (90) days after the Closing Date. Except as disclosed in Schedule 2.9(a) of the Disclosure Letter, no Company has agreed to indemnify any Person for or against any interference, infringement, misappropriation or other violation with respect to any of the Intellectual Property.

(b)   Schedule 2.9(b) of the Disclosure Letter sets forth, for each Company, (i) a list of all trademarks and service marks which have been registered with the U.S. Patent and Trademark Office or for which an application for registration is pending, in each case which are owned and used by such Company, (ii) a list of all domain names registered to such Company, (iii) a list of all material unregistered trademarks owned or used by such Company, and (iv) a list of all other material agreements relating to such Company's Intellectual Property that is necessary for or used in the operation of the Business. The Company does not have any issued letters patent or applications pending therefor. The Companies own, possess and have the right to use, and have the right to bring actions to enforce, all of the Intellectual Property which is listed on Schedule 2.9(b) of the Disclosure Letter, owned by the Companies and required for the conduct of the Business as presently conducted.

(c)   Except as disclosed in Schedule 2.9(c) of the Disclosure Letter, the computer programs utilized by the Companies in the Business are licensed or otherwise used by the Company pursuant to the terms of valid, binding written agreements.

(d)   The Companies have no nondisclosure or confidentiality agreements with any employee, contractor or other third party. The Companies have no policy requiring each employee, consultant and contractor to execute confidentiality and assignment agreements.

(e)   There is no source code for any software owned by the Company and related to the Business has been delivered, licensed or made available to any escrow agent or other third party who is not, as of the date of this Agreement, an employee of the Company.

(f)   For purposes of this Agreement, "Intellectual Property" means any of the following in any jurisdiction: (a) patents, trademarks, service marks, trade dress, trade names, logos, copyrights, Internet domain names, and all registrations, applications and goodwill associated therewith; (b) computer software (including source and object codes), databases, data models or structures, algorithms, system architectures and related documentation, data and manuals (but excluding uncustomized, off-the-shelf or clickwrap computer software programs that are sold to the public generally pursuant to a form license; (c) trade secrets, unpatented inventions, know-how, confidential information (including information concerning products, product specifications, customer lists, vendor and supplier lists, pricing information, market studies, business plans and financial information) and all other legally recognized forms of intellectual property; (d) rights in internet websites and electronic mail addresses, and (e) any and all common law right to the foregoing, all as related to the Business.

2.10   Tangible Assets. The Acquired Assets and are in good operating condition and repair, normal wear and tear excepted.

2.11   Real Estate.

(a)   Schedule 2.11(a) of the Disclosure Letter sets forth the leasehold estate and other material rights to use or occupy the Locations, including all rights to the improvements, fixtures or other interest therein, to which either Company is a party as of the date hereof ("Leases").

(b)   Except as set forth in Schedule 2.11(b) of the Disclosure Letter, the Companies are not in default under the Leases, nor, to the Companies' Knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by either Company.

(c)   To the Companies' Knowledge, there is no pending or threatened condemnation or eminent domain proceeding affecting any portion of real property comprising a Location which is subject to a Lease (each such real property, a "Leased Location" and collectively, the "Leased Locations").

(d)   Except as disclosed on Schedule 2.11(d) of the Disclosure Letter, to the Companies' Knowledge, the Companies' use of the Leased Locations as presently utilized by the Companies complies, or is legally non-conforming, and is in all material respects compliant with the requirements of applicable building, zoning and other similar laws, rules, regulations and ordinances of any applicable Governmental Agencies.

(e)   Except as set forth in Schedule 2.11(e) of the Disclosure Letter, the Companies have not leased or otherwise granted to any Person the right to use or occupy any of the Leased Locations.

(f)   Except as set forth in Schedule 2.11(f) of the Disclosure Letter, to the Companies' Knowledge, there are no municipal violations outstanding against any of the Leased Locations and, to the Knowledge of the Company, the Company occupies the leased premises under a valid certificate of occupancy and public assembly permit.

2.12   Environmental Compliance. Except as disclosed on Schedule 2.12 of the Disclosure Letter or as otherwise would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below): (a) the Companies are each in compliance with all material applicable federal, state and local Legal Requirements and common law relating to pollution, protection of the environment, or protection of worker health and safety from environmental hazards, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, U.S.C. §9601 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §11001 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq., the Toxic Substance Control Act,

15 U.S.C. §2601 et seq., and the Safe Drinking Water Act, 42 U.S.C. §300f et seq. (the "Environmental Laws"), including those that relate to the environmental condition of the real property subject to the Leases; (b) no Company has received any written notice, report or other written information, of, any private, administrative or judicial action relating to the presence or alleged presence of Hazardous Substances in, at, under or upon the real property subject to the Leases, and there are no pending or, to the Companies' Knowledge, threatened actions or proceedings (or written notices of potential actions or proceedings) against any Company from any Governmental Authority or other Person regarding any matter relating to any Environmental Laws or Hazardous Substances; (c) to the Companies' Knowledge, no Hazardous Substances have been generated, disposed, stored, discharged or released and no Person has been exposed to Hazardous Substances by the Companies at the real property subject to the Leases; and (d) no Company has assumed, undertaken, become subject to, or provided an indemnity with respect to, any liability of any other Person relating to Environmental Law. For purposes of this Agreement, "Hazardous Substances" means (i) "hazardous materials", "hazardous substances", "extremely hazardous substances", "toxic substances", "hazardous wastes" or words of similar meaning as defined, listed or regulated under any Environmental Laws; (ii) petroleum, including without limitation, crude oil or any fraction thereof; (iii) any radioactive material; (iv) asbestos in any form or condition regulated under applicable Environmental Laws; (v) polychlorinated byphenyls ("PCBs") or PCB-containing materials regulated under applicable Environmental Laws; and (vi) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental Laws. "Material Adverse Effect" means any effect, event, change, circumstance, occurrence or development, individually or in the aggregate with all other effects, events, changes, circumstances, occurrences or developments, that has a material adverse effect upon the results of operations, financial condition, assets, properties or business of the Companies taken as a whole; provided, that in determining the existence of a Material Adverse Effect, any effect, event, change, circumstance, occurrence or development shall be disregarded to the extent it arises from or relates to (either alone or in combination): (A) any change affecting the general condition of the industry or markets in which the Companies operate, (B) the announcement or disclosure of the transactions contemplated herein, (C) general economic, regulatory or political changes in the countries in which the Companies operate, (D) military action or any act of terrorism, (E) changes in currency exchange rates or commodities prices, (F) changes in the debt, financing or securities markets, (G) changes in Legal Requirements, or (H) compliance with the terms of this Agreement.

2.13   Deferred Revenues. Schedule 2.13 of the Disclosure Letter sets forth a true, correct and complete listing (including aging) of all revenues related to the Specified Deferred Revenue Obligations as of the date set forth at the top of such Schedule (collectively, the "Accounts Receivable") and will be updated as of the day before Closing.

2.14   Tax Matters. Except as set forth on Schedule 2.14 of the Disclosure Letter, with respect to the Business, within the times and in the manner prescribed by law, the Companies have duly filed all material federal, state and local Tax Returns required to be filed by each of them and has paid all material federal, state and local Taxes (including without limitation sales and use Taxes), assessments and penalties shown as due on such Tax Returns, and no such Taxes are a Lien upon the Acquired Assets (other than Permitted Liens). Except as set forth on Schedule 2.14 of the Disclosure Letter, no Company is presently involved in any audit, examination or dispute with any federal, state or local tax authority, nor has any Company received any written notice of deficiency from any such federal, state or local tax authority not otherwise disclosed to Buyer. For purposes of this Agreement: (i) "Tax" or "Taxes" means all income, gross receipts, sales, use, employment, unemployment, social security, Medicare, payroll, employee withholding, franchise, profits, real estate taxes, ad valorem taxes, personal property taxes, or other taxes, fees, assessments or charges of any kind whatsoever (whether payable directly or by withholding), together with any interest, penalties or additions to tax imposed by any taxing authority with respect to each Company or its business or assets, and any liability owed to a Governmental Authority for unclaimed property; and (ii) "Tax Returns" means any return, report, declaration, claim for refund, information return or other document (including any relating or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any Person or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment thereof).

2.15   Books and Records. The general ledgers and books of account of the Companies are in all material respects complete and have been maintained in accordance with business practices which are customary for a business of similar size and type as the Companies.

2.16   Members.

(a)   [Reserved]

(b)   To the Companies' Knowledge, (i) the Membership Agreements are valid and binding on the Members in all material respects; (ii) except as set forth on Schedule 2.16(b)(ii) of the Disclosure Letter, no Membership Agreement contains any provision that would restrict the Buyer's ability to increase the monthly fee paid by such Member under such Membership Agreement upon the renewal thereof; (iii) Membership Agreements with a remaining term of one (1) year or longer from the date hereof are listed on Schedule 2.16(b)(iii) of the Disclosure Letter; and (iv) there are no agreements other than the Membership Agreements that give any Person the right to use the Club, except for complimentary members listed on Schedule 2.16(a)(iv) of the Disclosure Letter.

(c)   Each Membership Agreement entered into by the Companies is substantially in the form of the Membership Agreement attached hereto as Schedule 2.16(c) of the Disclosure Letter. There are no riders, addendums, attachments or other modifications to any Membership Agreements.

(d)   A list of the pricing of each type of Membership Agreement offered to Members as of the date hereof is attached hereto as Schedule 2.16(d) of the Disclosure Letter.

2.17   Contracts and Commitments.

(a)   Schedule 2.17(a) of the Disclosure Letter contains a true and complete list of the following written contracts and agreements to which the Companies are bound (as amended, supplemented and modified to date, collectively, the "Contracts"):

(i)   all loan agreements, indentures, mortgages and guaranties, letters of credit or other agreements relating to borrowed money or pledging or placing a Lien on any asset included in the Acquired Assets or to which any Company is bound;

(ii)   all pledges, conditional sale or title retention agreements, security agreements, Equipment Leases, personal property leases and personal property purchase agreements to which the Companies are bound;

(iii)   all employment agreements or other agreements for the employment or provision of services of any director, officer, individual employee or other Person on a full time, part time or consulting basis (but not including Companies' standard form of offer letter), or providing for the payment of any cash or other compensation or benefits upon the sale of all or a material portion of its assets or upon a change of control of the Companies;

(iv)   all agreements under which any Company has advanced or loaned any other Person any amounts (other than advances to employees for business expenses in the ordinary course of the Companies' business);

(v)   all agreements under which either Company is lessee of or holds or operates any real property owned by any other party;

(vi)   all other contracts, agreements, commitments or purchase orders to which any Company is a party or by which any Company or any of its property is bound and which involve future payments, liabilities or receipts by any Company of more than $10,000 per year in the case of any single contract, agreement or commitment or purchase order;

(vii)   [Reserved];

(viii)   all Employee Benefit Plans and any agreements relating thereto in which any of the Business Employees is a participant;

(ix)   all agency, distributor, sales representative, franchise or similar agreements to which any Company is a party pursuant to which such Company has received during the immediately preceding calendar year, or expects to receive during the current calendar year, payments in excess of $15,000;

(x)   all warranty agreements with respect to any Company's services rendered or its products sold, leased or licensed (other than the warranties set forth in either Company's standard form of end user or customer agreement);

(xi)   all agreements that provide any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of either Company, including, without limitation, contracts containing "most favored nation" provisions and Membership Agreements sold at a discount;

(xii)   all agreements which contain performance guarantees;

(xiii)   all agreements involving the settlement of any litigation or threatened litigation with respect to which (A) any unpaid amount exceeds $15,000 or (B) conditions precedent to the settlement have not been satisfied;

(xiv)   all agreements appointing any agent to act on any Company's behalf and all powers of attorney granted by any Company;

(xv)   all agreements which prohibit any Company from freely engaging in business anywhere in the world without any limitation or adverse consequences; and

(xvi)   all other agreements (or group of related agreements) (x) the performance of which involves consideration of $15,000 per year or $25,000 in the aggregate or which cannot be cancelled by either Company within 30 days' notice without premium or penalty or (y) which is material to either Company and was not entered into in the ordinary course of business.

(b)   Except as set forth on Schedule 2.17(b) of the Disclosure Letter:

(i)   each Contract is a valid and binding agreement of the applicable Company, enforceable against it in accordance with its terms (except to the extent that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance or other laws affecting creditors' rights generally and to the application of general equitable principles), and, to the Companies' Knowledge, each Contract is a valid and binding agreement of the other parties thereto, and, to the Companies' Knowledge, shall continue to be so enforceable (except to the extent that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance or other laws affecting creditors' rights generally and to the application of general equitable principles) and in full force and effect on identical terms immediately following the Closing;

(ii)   the applicable Company has fulfilled all material obligations required pursuant to the Contracts to have been performed by such Company prior to the date hereof and the Closing Date;

(iii)   no Company is in material breach of or material default under any Contract.

2.18   Compliance with Laws; Permits. Except as set forth on Scheduled 2.18, the Companies have all material licenses, permits and certificates from federal, state and local Governmental Authorities necessary to conduct its business and own its assets (the "Permits"), all of which are in full force and effect and shall remain in full force and effect on identical terms up to the Closing Date. Each Company is in compliance in all material respects with all Legal Requirements applicable to the Business or the ownership or use of the Acquired Assets, and no fines, penalties or claims have been assessed, filed or commenced, or, to the Companies' Knowledge, threatened, against it alleging failure to so comply.

2.19   Employee Relations.

(a)   The Companies are in compliance in all material respects with all Legal Requirements with respect to employment and employment practices and terms and conditions of employment.

(b)   Schedule 2.19(b) of the Disclosure Letter sets forth a correct and complete list of the full-time and the part-time Business Employees and independent contractors of the Companies (other than corporate level employees), including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) work location and title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; and (v) commission, bonus or other incentive-based compensation provided to each such individual.

(c)   Except as set forth on Schedule 2.19(c) of the Disclosure Letter, as of the date hereof:

(i)   none of the Business Employees of the Companies are represented by any labor union;

(ii)   there is no unfair labor practice complaint against either Company pending or, to the Companies' Knowledge, threatened before the National Labor Relations Board or any state or local Governmental Authority;

(iii)   there is no pending or, to the Companies' Knowledge, threatened labor strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or, to the Knowledge of the Companies other similar labor activity or dispute affecting the Companies of any Business Employees; and

(iv)   there is no pending or, to the Companies' Knowledge, threatened union representation question respecting the Business Employees of the Companies.

2.20   Employee Benefit Plans. Schedule 2.20 of the Disclosure Letter sets forth an accurate and complete list of all "employee benefit plans," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder ("ERISA") and any other material plan, Contract or arrangement involving direct or indirect compensation or employee benefits, including insurance coverage (including medical, dental, vision, disability, life, or accident), severance benefits, retention benefits, paid time off, deferred compensation, bonuses, commissions, profit sharing, pension plans, retirement plans or other post-retirement compensation sponsored or maintained by Sellers for the benefit of any current or former director, officer or employee of the Business ("Employee Benefit Plan"). Each Employee Benefit Plan (including any related trust) has been maintained and operated in all material respects in compliance with its terms and the requirements of all applicable laws, including, without limitation, ERISA and the Internal Revenue Code. The Companies have never maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any "multiple employer plan" (within the meaning of the Internal Revenue Code or ERISA) or any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA). No Company has any unfunded liabilities pursuant to any Employee Benefit Plan that is required to be funded. There are no actions, suits, claims or disputes pending, or, to the Companies' Knowledge, threatened, anticipated or expected to be asserted against or with respect to any Employee Benefit Plan or the assets of any such plan (other than routine claims for benefits and appeals of denied routine claims). There is no civil or criminal action brought pursuant to the provisions of Title I, Subtitle B, Part 5 of ERISA or, to the Companies' Knowledge, pending, threatened, anticipated, or expected to be asserted against any Company or any fiduciary of any Employee Benefit Plan, in any case with respect to any Employee Benefit Plan. No Employee Benefit Plan or any fiduciary thereof has been the direct or indirect subject of an audit, investigation or examination by any governmental or quasi-governmental agency as of the date hereof. Full payment has been timely made of all amounts which either Company is required, under applicable law or under any Employee Benefit Plan or any agreement relating to any Employee Benefit Plan to which any Company is a party, to have paid as contributions or premiums thereto (or if not required to be paid until the last day of the current fiscal quarter or year, has been properly accrued on the Sellers' books and records). Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in "excess parachute payments" within the meaning of Section 280G(b) of the Code.

2.21   Absence of Undisclosed Liabilities. Except as set forth on Schedule 2.21, the Company does not have any material liability required to be recorded as such under GAAP, and, to the Companies' Knowledge, there is no basis for any proceeding, hearing, investigation, charge, complaint or claim with respect to any material liability, except for such liabilities (i) which are Excluded Liabilities, (ii) which are disclosed in the Disclosure Letter or other schedules to this Agreement, (iii) which have arisen since the Balance Sheet Date in the ordinary course of business, (iv) as are fully reserved against and reflected in the Company Financial Statements or the notes thereto or of a nature not otherwise required pursuant to GAAP to be reserved against or reflected therein and/or (v) which would not, individually or in the aggregate, result in a Material Adverse Effect.

2.22   Affiliate Transactions. Except for all employment arrangements in the ordinary course of the Business or as set forth on Schedule 2.22 of the Disclosure Letter, no officer, director, employee, shareholder or Affiliate (as defined herein) of any Company or any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any contract or agreement with any Company or has any interest in any property, asset or right used by any Company for the Business as currently conducted or has received any funds from or on behalf of any Company since the Balance Sheet Date. For purposes of this Agreement, "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with, or the parents, spouse, lineal descendants or beneficiaries of, such Person. The term "control" (as used in the terms "controlling", "controlled by" or "under common control with") means holding the power to direct or cause the direction of the management and policies of a Person, whether by ownership of equity securities, contract or otherwise.

2.23   Indebtedness. All Indebtedness which is secured by the Acquired Assets will be paid off in full or otherwise satisfied or waived by the Companies pursuant to releases, other than with respect to any Indebtedness that is included in the Assumed Liabilities.

2.24   Accounts Payable. Schedule 2.24 of the Disclosure Letter sets forth an accurate and complete list of all accounts payable of the Companies as of the date set forth at the top of such Schedule, setting forth the aging of such payables.

2.25   RLH Investors.   Other than RLH Investors II, L.P. there is no bank or other institutional Indebtedness of the Companies that imposes a Lien on the Acquired Assets other than Permitted Liens and equipment leases.

2.26   Brokers. Each of the Companies represents and warrants that no Person, firm or corporation has acted in the capacity of broker or finder on behalf of any Company to bring about the negotiation of this Agreement except Integrity Square LLC ("Broker").

2.27   No Other Representations or Warranties; Disclosure.

(a)   Except for the representations and warranties of the Companies expressly set forth in Section 2, none of the Companies nor any other Person makes any other express or implied representation or warranty on behalf of any of the Companies in respect of the Companies, the Acquired Assets, the Assumed Liabilities or the Business.

(b)   EXCEPT AS EXPRESSLY SET FORTH IN SECTION 2 THE COMPANIES MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED (INCLUDING THOSE REFERRED TO IN THE UNIFORM COMMERCIAL CODE OR IN ANY STATUTE OR RULE OF LAW THAT CAN BE LIMITED OR WAIVED AND WOULD OTHERWISE BE APPLICABLE TO REAL PROPERTY).   ADDITIONALLY, THE ACQUIRED ASSETS AND THE BUSINESS SHALL BE DEEMED TO BE "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR THEN PRESENT CONDITION, AND THE BUYERS SHALL RELY UPON THEIR OWN EXAMINATION THEREOF. IN ANY EVENT, THE COMPANIES MAKE NO WARRANTY OF MERCHANTABILITY, SUITABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, WITH RESPECT TO ANY OF THE ACQUIRED ASSETS, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

Section 3. - Representations of the Buyers

Each of the Buyers, jointly and severally, represents and warrants to the Companies as of the date hereof and as of the Closing Date as follows:

3.1   Organization and Authority. Each Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of its incorporation, and has all requisite power and authority to own its properties and to carry on its business as now being conducted.   Correct and complete copies of the Articles of Organization, Certificate of Organization, By-laws and Operating Agreement, as applicable, of each Buyer, each as in effect as of the date hereof, are attached hereto as Schedule 3.1.

3.2   Authorization. The execution and delivery by each of the Buyers of this Agreement and the agreements provided for herein , and the consummation by each of the Buyers of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action. This Agreement has been duly executed by each of the Buyers. This Agreement and all such other agreements and written obligations entered into and undertaken in connection with the transactions contemplated hereby constitute the valid and legally binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms. The execution, delivery and performance of this Agreement and the agreements provided for herein, and the consummation by the Buyer of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any Legal Requirements applicable to the Buyer, (b) violate the provisions of the Buyer's Certificate of Formation or Operating Agreement, (c) violate any judgment, decree, order or award of any court, Governmental Authority or arbitrator, (d) violate the provisions of any Legal Requirement applicable or (e) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any Lien upon the properties or assets of the Buyer pursuant to, any indenture, mortgage, deed of trust or other agreement or instrument to which the Buyer is a party or by which the Buyer is or may be bound. Except for the consent of the Buyer's Board of Directors and Landlords, there are no consents and approvals of third parties that are required in connection with the consummation by the Buyers of the transactions contemplated by this Agreement.

3.3   Regulatory Approvals.   All consents, approvals, authorizations and other requirements prescribed by any Legal Requirement which must be obtained or satisfied by the Buyer which are necessary for the consummation of the transactions contemplated by this Agreement have been, or will be prior to the Closing Date, obtained and satisfied.

3.4   Independent Investigation; No Reliance by Buyers. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, other than reliance on the representations, warranties, covenants and obligations of the Companies set forth in this Agreement, (including the Disclosure Letter), the Buyers have relied solely on their own independent investigation, analysis and evaluation of Companies, the Acquired Assets, the Assumed Liabilities and the Business (including Buyers' own estimate and appraisal of the value of the Acquired Assets, the Assumed Liabilities and the Business). The Buyers confirm to the Companies that the Buyers are sophisticated and knowledgeable in both the industry and the Business and are capable of evaluating the matters set forth above. For the avoidance of doubt, the Buyers acknowledge and agree that they have not relied upon, and none of the Companies shall have any liability under this Agreement with respect to, any information concerning the Companies or the Business not expressly represented and warranted to in this Agreement, including, but only to the extent not also expressly represented and warranted to in Section 2, (a) any information set forth in any confidential information memorandum with respect to the Companies and/or the Business, (b) any information regarding the Companies and/or the Business provided at any management presentation related to the transactions contemplated by this Agreement, (c) any information communicated by or made available through the data room process, or (d) any financial projection or forecast relating to the Business, and the Buyers have not relied upon any of the foregoing.

3.5   Brokers. The Buyers represent and warrant that no Person has acted in the capacity of broker or finder on behalf of any Buyer to bring about the negotiation of this Agreement.

3.6   Litigation. No judgment, decree, order or award of any nature has been issued, enacted, entered, promulgated or enforced against the Buyers by any Governmental Authority with competent jurisdiction directing that the transactions provided for herein or any material aspect of them not be consummated as herein provided, or that has the effect of making the transactions contemplated hereby illegal. No Proceeding is pending or, to the knowledge of any Buyer, threatened in writing wherein an unfavorable judgment, decree, order or award would prevent or materially delay the performance of this Agreement or the consummation of any material aspect of the transactions contemplated hereby, declare unlawful any material aspect of the transactions or events contemplated by this Agreement, or cause any material aspect of any transactions contemplated by this Agreement to be rescinded.

3.7   Financing. Each Buyer has sufficient funds to enable it to pay the Purchase Price and all fees and expenses payable by such Buyer in connection with the transactions contemplated hereby.

3.8   No Other Representations or Warranties. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, THE BUYERS ACKNOWLEDGE THAT THE COMPANIES MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED (INCLUDING THOSE REFERRED TO IN THE UNIFORM COMMERCIAL CODE OR IN ANY STATUTE OR RULE OF LAW THAT CAN BE LIMITED OR WAIVED AND WOULD OTHERWISE BE APPLICABLE TO REAL PROPERTY), AND THE ACQUIRED ASSETS AND THE BUSINESS SHALL BE DEEMED TO BE "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR THEN PRESENT CONDITION, AND THE BUYERS SHALL RELY UPON THEIR OWN EXAMINATION THEREOF.   IN ANY EVENT, BUYERS ACKNOWLEDGE THAT THE COMPANIES MAKE NO WARRANTY OF MERCHANTABILITY, SUITABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, WITH RESPECT TO ANY OF THE ACQUIRED ASSETS, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

Section 4. - Mutual Obligations to Close

The respective obligations of each party to this Agreement to consummate the transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of the following conditions, each of which may be waived in writing executed jointly by the Buyers and the Companies:

4.1   Governmental Approvals.   All Governmental Authorities, the consent, authorization or approval of which are necessary under any applicable material Legal Requirement for the consummation by the parties hereto of the transactions contemplated by this Agreement (as specified on Schedule 4.1), shall have consented to, authorized, permitted or approved such transactions, unless otherwise agreed by the parties.

4.2   Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered to the Buyer and the Companies by the Escrow Agent.

4.3   Adverse Proceedings.   As of the Closing, there shall not be (a) any Legal Requirement or judgment, decree, order or award (that has not been vacated, withdrawn or overturned) of any nature issued, enacted, entered, promulgated or enforce by a Governmental Authority with competent jurisdiction directing that the transactions provided for herein or any material aspect of them not be consummated as herein provided, or that has the effect of making the transactions contemplated hereby illegal or (b) any litigation, claim, suit, action or proceeding (each, a "Proceeding") before any Governmental Authority pending wherein an unfavorable judgment, decree, order or award would prevent or materially delay the performance of this Agreement or the consummation of any material aspect of the transactions contemplated hereby, declare unlawful any material aspect of the transactions or events contemplated by this Agreement, or cause any material aspect of any transactions contemplated by this Agreement to be rescinded.

Section 5. - Covenants of the Parties

5.1   Conduct of Business in Ordinary Course. From the date hereof until the earlier of (a) the Closing and (b) the date on which this Agreement is terminated pursuant to Section 10 (the "Pending Sale Period") and except as expressly contemplated or permitted by this Agreement, required by Legal Requirements, or as otherwise consented to by the Buyers in writing, the Companies covenant and agree that they shall carry on the Business in the ordinary course in substantially the same manner in which they have previously been conducted, except that no Company shall (i) modify or amend in any material respect or terminate any Assumed Contract listed on Schedule 1.1(a)(vi) as of the date of this Agreement or any Membership Agreements listed on Schedule 1.1(a)(v) as of the date of this Agreement and except as otherwise provided herein Leases listed on Schedule 1.1(a)(viii), in each case except as required pursuant to the terms thereof; (ii) enter into any new contract that would become an Assumed Contract as of the Closing Date without the prior written consent of the Buyers, which consent may be granted, withheld or denied in Buyer's sole discretion; (iii) increase the compensation or benefits (including severance) payable to any Business Employee (other than salary or wage increases in the ordinary course of business or as required by Legal Requirements) or make any loan (or forgive any loan) to any Business Employee; or (iv) modify, amend or terminate any Employee Benefit Plan, except as may be required by any Legal Requirements or in connection with the transactions contemplated hereby; or (v) enter into any Contract with any labor union. The Companies shall enter into new Membership Agreements in the normal course of business during the Pending Sale Period that will be assumed by the Buyers as of the Closing Date, provided that such Membership Agreements are entered into upon substantially the same terms and in substantially the same form as the Membership Agreements listed on Schedule 1.1(a)(v) as of the date of this Agreement. Notwithstanding the foregoing, (a) each Buyer acknowledges that the Sellers have recently increased the monthly price of Membership Agreements by $3.00, but except for such increases, the Sellers will not further increase Membership Fees, except as may be required by Legal Requirements, and (b) the Companies shall be permitted to terminate the Lease for the Sunnyvale Location and take any actions it deems necessary or appropriate in connection therewith, including transferring or terminating Business Employees employed at such Location and disposition of any assets used or held for use in such Location.

5.2   Membership Fees. During the Pending Sale Period, the Companies shall continue to collect membership fees under Membership Agreements that are assumed by the Buyers pursuant to this Agreement in the ordinary course of business and shall take no action to accelerate collection of same, including, without limitation, by offering discounts to collect same.

5.3   No Shop. Between the date hereof and the sooner of (i) the end of the Pending Sale Period and (ii) sixty (60) days from the date hereof, the Companies shall not offer to sell, assign or transfer the Business or any Acquired Asset to any other Person (other than sale of inventory in the ordinary course of business).

5.4   [Reserved].

5.5   Inventory; Equipment; Utilities. All items of inventory at the Locations as of the Date of Closing shall be delivered to Buyer as-is, where-is. With respect to any equipment that is included in the Acquired Assets and that is subject to a lease (an "Equipment Lease"), the Companies shall, subject to the following proviso, payoff such Equipment Lease prior to or concurrently with the Closing; provided, however, that if the Companies, at their option, elect not to pay off any such Equipment Lease, such Equipment Lease shall be included in the Acquired Assets and the Purchase Price shall be reduced by an amount equal to any amounts due pursuant to such lease and unpaid as of the Closing (the "Equipment Lease Obligations"). Prior to the Closing, the Buyers shall transfer any utility accounts at the Acquired Locations from the Companies to the Buyers effective as of the Closing.

5.6   Members. During the Pending Sale Period, the Companies will provide the Buyers access to its membership system which contains the listing of each member of the Club who is subject to a Membership Agreement (each, a "Member") and other related information.

5.7   Retention of Certain Records; Confidentiality; Privileged Matters.

(a)   Notwithstanding anything to the contrary contained in this Agreement, the Companies shall retain (and shall have no obligation to provide to the Buyers or their counsel, accountants, agents or advisors) (i) exclusive possession of all copies of all bids received from other parties and prepared in connection with a possible acquisition transaction and/or communications to and from such parties in connection with such transaction and (ii) exclusive possession of all copies of all agreements, documents, correspondence, emails, books, advice, opinions, records and files prepared in connection with the transactions contemplated hereby or any competing transactions, including analyses relating to the Companies, all board minutes and communications with counsel and (iii) copies of all income Tax Returns. None of the items in the preceding clauses (i) or (ii) shall be Acquired Assets. The Buyers acknowledge that (A) the information being provided to them in connection with the transactions contemplated hereby is subject to the terms of the Nondisclosure Agreement, dated as of October 30, 2017 (the "Confidentiality Agreement"), by and between Town Sports International LLC and Integrity Square, LLC, (B) the "Seller" under the Confidentiality Agreement is intended, and shall be deemed, to refer to the Companies notwithstanding that such term refers to Integrity Square LLC in the Confidentiality Agreement, (C) the Companies are intended third party beneficiaries of the Town Sports International LLC's obligations under the Confidentiality Agreement and shall have the right to enforce the Sellers' rights under the Confidentiality Agreement, and (D) notwithstanding any other term of the Confidentiality Agreement, any and all information derived from, or relating to, the Confidential Information (as defined therein), shall remain subject to the terms and conditions of the Confidentiality Agreement until the Closing occurs or, if this Agreement is terminated in accordance with Section 10, until such time as is specified in the Confidentiality Agreement.

(b)   Sheppard, Mullin, Richter and Hampton LLP ("SMRH") has acted as counsel for the Companies in connection with this Agreement (the "Acquisition Engagement") and in that connection not as counsel for any other Person, including, the Buyers. SMRH has also represented as of or prior to the Closing, and may also thereafter represent, the Companies in respect of other matters ("Seller Engagements"). Only the Companies shall be considered clients of SMRH in connection with the Acquisition Engagement, including upon and after the Closing. All communications between (i) any of the Companies, on the one hand, and SMRH, on the other hand, in each case relating to negotiation, documentation or consummation of the transactions contemplated hereby (the "Privileged Matters") shall be deemed to be attorney-client confidences that belong solely to the Companies. Accordingly, the Buyers shall not have access to any such communications, or to the files of SMRH relating to the Privileged Matters, whether or not the Closing occurs. From and after the Closing, (A) the Privileged Matters and the expectation of client confidence relating thereto shall belong solely to the Companies and shall not pass to or, except as expressly provided below, be claimed by the Buyers, (B) to the extent that files of SMRH in respect of the Privileged Matters constitute property of the client, only the Companies shall hold such property rights, and (C) SMRH shall not have any duty whatsoever to reveal or disclose any files in respect of Privileged Matters to the Buyers by reason of any attorney-client relationship between SMRH and the Buyers or otherwise.

(c)   If any Company or its Affiliates so desires, and without the need for any consent or waiver by the Buyers, SMRH shall be permitted to represent any Company or their respective Affiliates after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. To the fullest extent permitted by Legal Requirements, each of the Companies and Buyers consent to the arrangements in this Section 5.4 and waive any actual or potential conflict of interest that may be involved in connection with any representation by SMRH permitted hereunder.

(d)   If any Buyer or its Affiliates so desires, and without the need for any consent or waiver by the Companies, Stuart M. Steinberg, P.C. shall be permitted to represent any Buyer or their respective Affiliates after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. To the fullest extent permitted by Legal Requirements, each of the Companies and Buyers consent to the arrangements in this Section 5.4 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Stuart M. Steinberg, P.C. permitted hereunder.

5.8   Termination and Transition of Business Employees.

(a)   Immediately prior to the Closing, the Companies shall terminate the employment of each of the Acquired Employees. The Sellers shall be solely liable for all Employee Liabilities which accrued prior to the Closing Date and shall pay such employees for such Employee Liabilities on or before the Closing Date provided that, for such Employee Liabilities incapable of final determination prior to the Closing Date, these shall be calculated and paid by Sellers as promptly as practicable following the Closing Date. Except as set forth immediately below, the Buyers shall have no obligation to make any offer of employment to any employee. Upon the Closing, the Buyer shall hire such number of terminated Business Employees as is necessary in order for the Companies to have fewer than one hundred (100) remaining Business Employees on terms consistent with this Section 5.8 and shall retain such hired employees for a period of at least sixty (60) consecutive days. In furtherance of, and not in limitation, of the foregoing, the Companies shall continue to provide all Employee data to Buyers and allow the Buyers to interview and make offers of employment to employees of its choosing after the date of this Agreement and at least thirty (30) days prior to the Closing Date, and Buyers shall, regularly during the Pending Sale Period and three (3) Business Days prior to the Closing, apprise the Companies of the status of all interviews of and all decisions regarding offers of employment to Business Employees. Any terminated Business Employee who accepts a Buyer's offer of employment as described above and commences employment with a Buyer shall be referred to as an "Acquired Employee". During the first two (2) weeks of the Pending Sale Period, the Companies shall allow Buyers access to club-level general managers to assist Buyers with the collection of personal information of the Acquired Employees ("Onboarding Process"); provided, that, the club-level managers shall not be required to dedicate more than twenty-one (21) hours in total in connection with the Onboarding Process. Buyers may request Sellers to permit club-level general managers to dedicate additional time in connection with the Onboarding Process; provided, that if Sellers agree to permit its general managers to dedicate additional time, Buyers shall pay Sellers an hourly rate per general manager equal to one hundred and ten percent (110%) of the amount Sellers pay their general managers. During the seven (7) days immediately preceding the Closing, the Companies shall allow Buyers access to certain of the Acquired Employees for training of such Acquired Employees on Buyers' point of sale systems ("POS Training"); provided, that, the POS Training will not exceed two (2) days in the aggregate. Effective on the Closing, the Buyers shall be solely responsible for any and all notices and Legal Requirements as they pertain to the Acquired Employees. Buyer shall only be responsible for Employee Liabilities subsequent to Closing for Acquired Employees.

(b)   The Buyers shall provide, or cause to be provided, to the Acquired Employees (i) annual base salary or wage and cash bonus opportunity that is no less favorable than that in effect immediately prior to the Closing Date, (ii) employee benefits as existing for similarly situated employees of Buyer prior to the Closing Date, and (iii) employment within fifty (50) miles of the same geographic location as the Location where such Acquired Employee was employed immediately prior to the Closing Date. With respect to any employee benefit plan maintained or sponsored by a Buyer or its Affiliates in which any Acquired Employee will participate on or following the Closing, such Buyer shall, or shall cause such benefit plan to, allow the Acquired Employees to participate immediately by waiving any eligibility waiting periods and recognize the prior service of such Acquired Employees with the applicable Seller as if such service was with such Buyer for purposes of eligibility to participate, vesting and level of benefits (including full credit for vacation or paid time off accruals); provided, however, that such service credit shall not be recognized to the extent that it would result in a duplication of benefits for the same period of service and nothing in this Section 5.8(b) shall shift to Buyer any Employee Liabilities. As soon as administratively practicable following the Closing, such Buyer or its Affiliates shall allow each Acquired Employee that is an active participant in the Sellers' 401(k) retirement savings plan immediately prior to its termination to elect a rollover of an "eligible rollover distribution" (within the meaning of Section 401(a)(31)(D) of the Code) from such plan to a 401(k) retirement savings plan maintained by such Buyer or its Affiliates, including any outstanding participant loan balance that is part of such rollover elected by the Acquired Employee. Buyers agree not to (i) promise to any Acquired Employee commission-based or other compensation in excess of the commission-based or other compensation paid to such Acquired Employee by Sellers prior to the Closing and (ii) directly or indirectly encourage any Acquired Employee to defer sales to customers of the Companies until after the Closing.

5.9   Leases.

(a)   The Companies shall use their reasonable best efforts to obtain Consent from the Landlords with respect to each applicable Lease; provided, that the Companies shall be deemed to have satisfied such obligation with respect to each Lease if they have contacted the applicable Landlord on at least three (3) occasions regarding such Consent and have provided such Landlord with a copy of the proposed document pursuant to which such Landlord would grant such Consent. For the avoidance of doubt, the Companies shall have no obligation to take any action in connection with soliciting any Consent with respect to a Lease prior to Closing other than as set forth in this Section 5.9. The Buyers shall cooperate with any reasonable requests of the Companies in connection with seeking any Consent, including, without limitation, by providing financial statements and other information of the Buyers and any Persons who would serve as guarantors of Buyers' obligations under the Leases. No Buyer shall be obligated to expend any monies to any Landlord to obtain a Consent and Buyer's parent company shall not be obligated to guarantee rent in excess of one (1) year under any Lease (provided, that each of the Buyers would agree to guarantee the obligations of any other Buyer under a Lease).

(b)   The Companies shall use commercially reasonable efforts to obtain (i) estoppel certificates from the Landlords under the Leases which the Buyers will assume and (ii) subordination and non-disturbance agreements from any mortgagees of the Leased Locations which are subject to a Lease that the Buyers will assume, and shall deliver to the Buyers any such certificates and agreements which they obtain or which are already in their possession at or prior to Closing.

(c)   All Mechanical – HVAC systems at the Locations will be in good working order as of the Closing, and all roofs will be free of leaks as of the Closing.

5.10   Franchise Arrangement. Prior to the Closing Date, Total Woman Franchising, Inc. ("Franchisor") will use reasonable efforts to (a) terminate the Total Woman Gym + Spa Franchise Agreement (the "Franchise Agreement") by and between Franchisor and Shauna Robinson ("Franchisee") with respect to the franchise located at 3650 W. MLK Blvd. #164, Los Angeles, CA 90008, and (b) cause the Franchisee to re-brand the franchise club and cease using the name Total Woman Gym and Spa; provided, that if Franchisor is unable to terminate the Franchise Agreement and/or to cause the Franchisee to re-brand the franchise club and cease using the Total Woman Gym and Spa name by the Closing Date, then the Franchise Agreement shall be assigned and transferred to Buyers and shall be deemed an Assumed Contracts hereunder. In no event shall Franchisor or any of the Companies be required to pay any amounts or commence litigation, arbitration or other dispute resolution in connection with the matters set forth in this Section 5.10.

5.11   Line of Credit. Parent agrees to provide a line of credit to Sellers between the date of this Agreement and the earlier of (a) the Closing Date and (b) the termination of this Agreement in accordance with its terms. The terms of the line of credit are as set forth in the Promissory Note attached hereto as Exhibit E (the "Promissory Note"). Without limiting the terms set forth in the Promissory Note, it is acknowledged and agreed that (i) from time to time prior to the Closing Date Sellers can draw on the line of credit up to $100,000 in the aggregate and any amount down shall be funded to Sellers within three (3) Business Days; (ii) if the Closing occurs, the amount outstanding on the Promissory Note will be paid off to Parent from the Closing Payment; and (iii) if the Closing does not occur and this Agreement is terminated in accordance with its terms, Sellers shall pay Parent the amount outstanding on the Promissory Note within five (5) Business Days of the termination of this Agreement.

Section 6. - Conditions to Obligations of the Buyers

The obligations of the Buyers under this Agreement to Close this transaction are subject to the fulfillment, at or prior to the Closing Date, of the following conditions precedent, each of which may be waived in writing at the sole discretion of the Buyers:

6.1   Continued Truth of Representations and Warranties; Compliance with Covenants and Obligations. The representations and warranties of the Companies set forth in Section 2 shall be true and correct (without giving effect to the phrases "materially," "material," "in all material respects," "Material Adverse Effect" and any similar phrase) on the date hereof and on and as of the Closing Date, as if such representations and warranties were made at and as of such dates (except as to any such representation or warranty that speaks as of a specific date, which must be true, correct and complete in all respects as of such specific date), except for such failures to be true and correct which do not, individually or in the aggregate, result in any event, change, circumstance or effect that, individually or in the aggregate, would have a Material Adverse Effect. The Companies shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by each of them prior to or at the Closing Date.

6.2   Consent of Third Parties. The Companies shall have received, and delivered evidence thereof to the Buyers, those consents and approvals of third parties which are required for the assignment of (a) the Assumed Contracts listed on Schedule 6.2 and (b) the Leases for (i) the Glendale, Westlake, Studio City, San Jose, Northridge and Alameda Locations and (ii) at least four (4) of the other Leased Locations (excluding the Sunnyvale Location and corporate headquarters; and only two (2) of which can be the Irvine, Laguna Hills or Topanga Locations) set forth on Schedule 2.3 attached hereto (it is acknowledged and agreed that consents under Leases shall contain terms that are substantially similar to those set forth in the Lease Consent Form attached hereto as Exhibit F).

6.3   [Reserved].

6.4   Membership Agreements. The Companies shall have delivered complete copies of all Membership Agreements to Buyers.

6.5   No Material Adverse Effect. No Material Adverse Effect (or change, event or development that has or would be reasonably expected to have a Material Adverse Effect) shall have occurred since the execution of this Agreement.

6.6   Termination of Employees. The Companies shall have terminated all Business Employees that are Acquired Employees immediately prior to the Closing Date and paid in full all Employee Liabilities at or prior to or as promptly as practicable after the Closing.

6.7   2017 Audit. The Companies shall have delivered to Buyers a copy of the Companies' consolidated audited financial statements for fiscal year 2017 prepared by an independent certified public accountant, together with an authorization from the auditors to include such financial statements in filings made by Parent with the U.S. Securities and Exchange Commission.

6.8   Closing Deliveries. The Buyers shall have received or waived at or prior to the Closing all of the following documents, instruments and certificates:

(a)   a counterpart signature page to a bill of sale, duly executed by the Companies, among each of the Companies and the Buyers, evidencing the transfer of the Acquired Assets, substantially in the form attached hereto as Exhibit C;

(b)   a counterpart signature page to an assignment and assumption agreement, duly executed by the Companies, substantially in the form attached hereto as Exhibit D, among each of the Companies and the Buyers, under which the Companies shall assign to the Buyers and the Buyers shall assume from the Companies, all of the Companies' rights and obligations under the Assumed Contracts, the Assumed Membership Agreements and the Assumed Liabilities (the "Assignment and Assumption Agreement");

(c)   a counterpart signature page to the Escrow Agreement, duly executed by the Companies;

(d)   a closing certificate of an officer of each Company, confirming such Company's fulfillment of the conditions in Section 6.1;

(e)   a certificate of the Secretary of State of the State of California as to the legal existence and good standing or status, as applicable, of each Company;

(f)   releases from third parties of any and all Liens (other than Permitted Liens) relating to the Acquired Assets (if needed, in the form of UCC-3 termination statements); and

(g)   a certificate signed by the secretary or manager, as the case may be, of each Company attesting to the incumbency of such Company's officers, the authenticity of the resolutions authorizing such Company to enter into the transactions contemplated by this Agreement.

For the avoidance of doubt, the Buyers' obligations hereunder shall not be subject to them obtaining financing from any third party.

Section 7. - Conditions to Obligations of the Companies

The obligations of the Companies under this Agreement are subject to the fulfillment, at or prior to the Closing Date, of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Companies:

7.1   Continued Truth of Representations and Warranties; Compliance with Covenants and Obligations. The representations and warranties set forth in Section 3 shall be true and correct in all material respects (without giving effect to the phrases "materially," "material," "in all material respects," "Material Adverse Effect" and any similar phrase) on and as of the date hereof and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except as to any such representation or warranty that speaks as of a specific date, which must be true, correct and complete in all respects as of such specific date). The Buyers shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by the Buyers prior to or at the Closing Date.

7.2   Consents of Third Parties. The Buyer shall have received, and shall have provided evidence thereof to the Company of, all requisite consents and approvals of all third parties whose consent or approval is required in order for the Buyer to consummate the transactions contemplated by this Agreement.

7.3   Closing Deliveries. The Companies shall have received at or prior to the Closing the following payments, documents, instruments and certificates:

(a)   a counterpart signature page to the Assignment and Assumption Agreement, duly executed by the Buyers;

(b)   a counterpart signature page to the Escrow Agreement, duly executed by the Buyers;

(c)   a certificate of the Secretary of State of the State of California as to the legal existence and good standing of each Buyer in California;

(d)   a closing certificate of the manager or chief executive officer of each Buyer, confirming such Buyer's fulfillment of the conditions in Section 7.1;

(e)   a certificate signed by an officer, manager, or secretary of each Buyer attesting to the incumbency of such Buyer's officers, the authenticity of the resolutions authorizing such Buyer to enter into the transactions contemplated by this Agreement, and the authenticity and continuing validity of the organizational documents delivered pursuant to Section 3.1;

(f)   the Closing Payment; and

(g)   a California Resale Certificate for sales taxes, duly executed by the Buyers.

Section 8. - Indemnification

8.1   By the Companies. Subject to the remainder of this Section 8.1 and from and after the Closing, the Companies, jointly and severally, hereby agree to indemnify and hold harmless the Buyers, their Affiliates and their respective officers, directors, employees, partners, members, shareholders, advisors, representatives and agents (collectively, the "Buyer Indemnified Parties") from and against all actual claims, damages, losses and liabilities (including, without limitation, any reasonable legal, accounting or other expenses for investigating or defending any actions or threatened actions (collectively, the "Losses"), but in any event shall exclude (a) any interest on any such amounts, (b) those consequential, special, indirect or incidental damages which are not a reasonably foreseeable consequence of the act or omission causing such damages and (c) punitive damages) suffered by them as a result of, in connection with, related to or arising from (i) any material breach of any representation or warranty of any Company in Section 2, (ii) any material non-fulfillment or non-performance on the part of any Company of any covenant or agreement, contained in this Agreement and (iii) all Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date, but expressly including Taxes attributable to any taxable period that includes (but does not end on) the Closing Date, and any and all Taxes of any Person imposed on Company as a transferee or successor, by contract or pursuant to any Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing, (iv) any Indebtedness (other than the Indebtedness expressly assumed by the Buyer pursuant to Section 1.2) in existence as of the Closing Date, (v) any claim of a creditor (secured or unsecured) of either Company related to any period of time on or prior to the Closing Date except for Assumed Liabilities, (vi) any claim by any individual to the extent that it relates to such individual's employment and/or consulting relationship with either Company prior to the Closing (other than to the extent such claim relates to the liabilities and obligations assumed by the Buyers pursuant to Section 1.2(d)); (vii) the Employee Liabilities; and (viii) any claim to the extent that it relates to an Excluded Asset or any liability or obligation not specifically assumed by the Buyer as part of the Assumed Liabilities. Notwithstanding the foregoing, (A) the Buyer Indemnified Parties shall have the right to indemnification by the Companies under this Agreement only if, and only to the extent that, the Buyer Indemnified Parties shall have incurred as to all matters giving rise to indemnification, indemnifiable Losses in excess of an amount in the aggregate equal to $60,000 (the "Basket"), at which point the Companies will be obligated to indemnify the Buyer Indemnified Parties for the entire amount of any such Losses, (B) the Companies' indemnification obligations hereunder for Losses shall not exceed the Escrow Amount, unless such Losses are a result of the Companies' intentional fraud or intentional misconduct and (C) the Buyer Indemnified Parties shall have the right to indemnification by the Companies under this Agreement only with respect to Losses that are actually suffered by the Buyer Indemnified Parties. The Buyers acknowledge that they have had the opportunity to conduct due diligence with respect to the Company, and in no event shall the Companies have any liability to the Buyer Indemnified Parties with respect to a breach of any representation, warranty or covenant under this Agreement to the extent that the Sellers can establish that Buyers knew of such breach as of the Closing Date.

8.2   By the Buyers. From and after the Closing, the Buyers, jointly and severally, hereby agree to indemnify and hold harmless the Companies and their respective Affiliates and their respective officers, directors, employees, partners, members, shareholders, advisors, representatives and agents (the "Seller Indemnified Parties") from and against all Losses in connection with, related to or arising from (i) any material breach of any representation or warranty of the Buyers in Section 3, (ii) any material non-fulfillment or non-performance on the part of the Buyer of any covenant or agreement contained in this Agreement, (iii) any claim to the extent that it relates to the Buyers' operation of the Business or use of the Acquired Assets on or after the Closing Date, and (iv) any claim to the extent that it relates to any of the Assumed Liabilities.

8.3   Claims for Indemnification. Whenever any claim shall arise for indemnification under this Section 8, any Buyer Indemnified Party or the Companies, on behalf of any Seller Indemnified Party, as the case may be (the party seeking such indemnification, the "Indemnified Party"), shall promptly notify the other party or parties hereto (the party or parties from whom indemnification is sought, the "Indemnifying Party"), and such Indemnifying Party's counsel pursuant to Section 12, in writing (the "Indemnification Notice") of the claim, which writing shall include the facts constituting the basis for such claim, the specific section of this Agreement upon which the claim is based and an estimate, if possible, of the amount of Losses suffered by the

Indemnified Party; provided, that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party has been prejudiced thereby. In the event of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings by a third party (a "Third Party Claim"), the Indemnification Notice shall specify, if known, the amount or an estimate of the amount of the Losses arising therefrom and shall attach all correspondence and demands from such third party. Upon receipt of an Indemnification Notice, the Indemnifying Party shall have thirty (30) days from receipt of the Indemnification Notice to object to such claim by delivery of a written notice of such objection to the Indemnified Party specifying in reasonable detail (to the extent known) the basis for such objection. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such Indemnification Notice that such Indemnifying Party disputes its liability to the Indemnified Party, such claim specified in the Indemnification Notice shall be conclusively deemed a liability of the Indemnifying Party under this Section 8 and the amount specified in the Indemnification Notice shall be payable by the Indemnifying Party to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined, in each case subject to the Cap and the Basket. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to negotiate in good faith a resolution of such dispute and, if not resolved through negotiations within forty-five (45) days after the conclusion of the thirty (30) day response period, then such dispute shall be resolved by any legally available means consistent with the provisions of Section 17. Following the Escrow Disbursal Date, the Escrow Agent shall continue to retain in escrow one hundred percent (100%) of the amount claimed as Losses in a properly made Indemnification Notice until the applicable claim is resolved pursuant to this Section 8.3.

8.4   Defense by the Indemnifying Party.

(a)   In connection with any claim (other than as set forth below) which may give rise to indemnity hereunder resulting from or arising out any Third Party Claim, the Indemnifying Party, at the sole cost and expense of the Indemnifying Party, upon written notice given to the Indemnified Party, may assume the defense of any such Third Party Claim. If the Indemnifying Party assumes the defense of any such Third Party Claim pursuant to this Section 8.4(a), the Indemnifying Party shall select counsel to conduct the defense of such Third Party Claim and, at the sole cost and expense of the Indemnifying Party, shall take all steps it deems necessary or appropriate in the defense or settlement thereof and shall have the exclusive right to settle or compromise such Third Party Claim; provided, that the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a Third Party Claim if (x) pursuant to or as a result of such settlement, injunctive or other equitable relief will be imposed against the Indemnified Party, or (y) if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim. If the Indemnifying Party assumes the defense of a Third Party Claim pursuant to this Section 8.4(a), the Indemnified Party shall be entitled reasonably to participate in (but not control) the defense of any such Third Party Claim, with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such Third Party Claim within thirty (30) days after receipt of the Indemnification Notice or such Third Party Claim is seeking equitable remedies which would materially and adversely impact the operation of the

Company's business after the Closing: (1) the Indemnified Party may control the defense of such Third Party Claim (and the fees and expenses of the Indemnifying Party's attorney defending such claim shall be deemed a Losses subject to recovery under Section 8.1 or 8.2 as applicable) in such manner as it may deem necessary or appropriate, on such terms as the Indemnified Party may deem appropriate, and (2) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel at its own expense. The Indemnified Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed); provided, however, that if the Indemnified Party waives its right to indemnification hereunder, the Indemnified Party shall have the right to settle or compromise such claim upon giving notice to the Indemnifying Party so long as such settlement expressly and unconditionally releases the Indemnifying Party from all liabilities and obligations with respect to such claim, and does not involve any claims for equitable relief which could be imposed against the Indemnifying Party. Any settlement or compromise made or caused to be made by the Indemnified Party (unless the Indemnifying Party has the exclusive right to settle or compromise under this Section 8.4(a)) or the Indemnifying Party, as the case may be, of any Third Party Claim pursuant to this Section 8.4(a) shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise.

(b)   The Indemnifying Party and the Indemnified Party shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such claim and furnishing employees of the Indemnified Party as may be reasonably necessary for the preparation of the defense of any such Third Party Claim or for testimony as witnesses in any proceeding relating to a Third Party Claim.

8.5   Payment of Indemnification Obligation. Upon a final determination of an indemnification claim made by the Indemnified Party, whether such final determination is by reason of (i) the mutual agreement of the Indemnifying Party and the Indemnified Party, (ii) a failure of the Indemnifying Party to timely object to an Indemnification Notice, or (iii) a final judgment of a court of competent jurisdiction which is either not subject to any further appeals or the time for giving notice to take such appeals has lapsed and no such notice was filed, then the amount of the Losses stated in such claim or otherwise agreed to or awarded, as the case may be, shall be paid by the Indemnifying Party by payment in cash or by cashier's check or by wire transfer of immediately available funds; provided, that claims on the part of any Buyer Indemnified Party shall be paid from the Escrow Amount.

8.6   Survival of Representations. All representations and warranties contained in this Agreement shall survive the Closing for a period of one (1) year and shall automatically expire thereafter. The survival period set forth above is in lieu of, and the Parties expressly waive, any otherwise applicable statute of limitations, whether arising at law or in equity.

8.7   Tax Treatment of Indemnity Payments. Any indemnification payments under Section 8 hereof shall be treated for Tax purposes as adjustments to the Purchase Price.

8.8   Computation of Losses; Exclusive Remedy; Net Losses; Mitigation.

(a)   None of Buyer Indemnified Parties or Seller Indemnified Parties shall be entitled to recover from the respective other Party hereunder for the same Loss more than once.

(b)   Except in the case of fraud, the sole and exclusive liability and responsibility of the Companies to the Buyer Indemnified Parties and of the Buyers to the Seller Indemnified Parties under or in connection with this Agreement, and the sole and exclusive remedy of the Buyer Indemnified Parties and the Seller Indemnified Parties with respect to any of the foregoing, shall be as set forth in this Section 8. Notwithstanding the foregoing, this Section 8 shall not prevent or restrict the right of any party to obtain injunctive relief or specific performance from a court of competent jurisdiction, but not the right to rescind this Agreement after the Closing.

(c)   Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by an Indemnified Party shall be calculated after giving effect to (i) actual insurance proceeds available to the Indemnified Party (or any of its Affiliates), net of premium increases or deductions or self-insurance, with respect to such Losses, (ii) any Tax benefit available to the Indemnified Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses, and (iii) any recoveries received by the Indemnified Party (or any of its Affiliates) from any other third party, in each case net of any costs of investigation of the underlying claim, litigation or other dispute resolution related to obtaining and/or collecting such proceeds or tax benefit or recoveries. If any such proceeds, benefits or recoveries are received by an Indemnified Party (or any of its Affiliates) with respect to any Losses after an Indemnifying Party has made a payment to the Indemnified Person with respect thereto, the Indemnified Party (or such Affiliate) shall pay to the Indemnifying Party the amount of such proceeds, benefits or recoveries (up to the amount of the Indemnifying Party's payment).

(d)   The Indemnified Party shall use commercially reasonable efforts to mitigate any Losses. Mitigation shall not require the Indemnified Party to commence litigation.

Section 9. - Post-Closing Agreements

9.1   Confidentiality. From and after the Closing, the Companies agree to hold in confidence all knowledge and information of a secret or confidential nature with respect to the Business and shall not disclose, publish or make use of the same without the consent of the Buyer, except (a) to the extent that such information shall have become public knowledge other than by breach of this Agreement, (b) to the extent that the Companies are advised that such disclosure is necessary in connection with (i) the preparation of tax returns, defense of an indemnification claim or other similar matters contemplated herein or (ii) any Proceeding, interrogatory, subpoena, civil investigative demand, or similar process, or (c) to the extent that the Companies desire to communicate confidential information regarding the sale of the Business to their respective equityholders and/or any Affiliates or investors of such equityholders. Each Company agrees that the remedy at law for any breach of this Section 9.1 would be inadequate and that the Buyer shall be entitled to injunctive relief in addition to any other remedy it may have upon breach of any provision of this Section 9.1.

9.2   Restrictive Covenant.

(a)   Each of the Companies covenants and agrees that it will not, within a five (5) mile radius of any of the Locations, in any manner, directly or indirectly:

(i)   own, manage, control, work for or otherwise provide any services to any health or fitness club or any other business that competes with or is in the Business of the Locations for a period of three (3) years from the Closing Date, with respect to each Company, other than for passive investment of sums less than 10% of capital in any such venture; provided, however, that the foregoing restriction shall not apply with respect to any Location that is not an Acquired Location;

(ii)   call upon, solicit, or otherwise attempt to divert or take away from the Buyers the business of any customer, patron or Club Member of a Location or any prospective member who such Company contacted, serviced, or developed a relationship with or during its operation of the Business, in the case of the Companies, for a period of three (3) years from the Closing Date; or

(iii)   for a period of two (2) years from the Closing Date, knowingly solicit or hire (A) any employee or independent contractor of the Buyers with whom the Companies interacted during the negotiation of this Agreement to leave the employ or service of the Buyers; or (B) any Acquired Employee; provided, that this paragraph shall not preclude the Companies from soliciting for employment or hiring any such employee who (x) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of the Companies that is not targeted at such employees or (y) contacts the Companies directly on such individual's own initiative. If a judicial determination is made that any provision of Sections 9.1 or 9.2 constitutes an unreasonable or otherwise unenforceable restriction against a Company, such provision shall be rendered void only to the extent that such judicial determination finds such provision to be unreasonable or otherwise unenforceable. In this regard, the Companies hereby agree that any judicial authority construing this Agreement shall enforce such restrictions to the greatest extent allowable by law.

(b)   Each Company hereby agrees that any breach or threatened breach by any Company of Sections 9.1 or 9.2 will irreparably injure Buyer and that any remedy at law for any breach or threatened breach by any Company and of the provisions of Sections 9.1 or 9.2 shall be inadequate, and that the Buyer shall be entitled to injunctive relief in addition to any other remedy it might have under this Agreement or at law or in equity.

9.3   Cooperation regarding Taxes. The Buyers and each Company shall cooperate fully, as and to the extent reasonably requested by any other such party, in connection with the preparation and filing of any Tax Return or amendment thereto and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon any other party's request) the provision of records and information which are reasonably relevant to any such Tax Return or action and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each such party further agrees, upon request, to use its commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including any Transfer Taxes).

9.4   [Reserved].

9.5   Membership Agreement Payments. If any Company receives payments pursuant to any Membership Agreement included in the Acquired Assets with respect to membership periods after the Closing, such Company shall pay to the Buyers the amount of such payments to an account designated by the Buyers in writing.

Section 10. - Termination of Agreement

10.1   This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)   by mutual written consent of the Buyers and the Companies;

(b)   by the Companies, on the one hand, or the Buyers, on the other hand, if the transaction has not closed by May 3, 2018 (the "Expiration Date"); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Companies, on the one hand, or the Buyers, on the other hand, if such failure to close on before such date results primarily from a breach of any representation, warranty or covenant made by such parties; provided, that if the either of the Parties brings any action to enforce specifically the obligation to consummate the Closing pursuant to the terms and provisions of Section 20, the Expiration Date shall automatically be extended by the later of (i) the amount of time during which such action is pending, plus five (5) Business Days or (ii) such other time period established by the court presiding over such action;

(c)   by the Companies, on the one hand, or the Buyers, on the other hand, if there shall be any law or regulation that makes consummation of the transactions contemplated herein illegal or if any judgment, injunction, order or decree enjoining the Buyers or the Companies from consummating the transactions contemplated herein is entered and such judgment, injunction, order or decree shall become final and nonappealable and not be vacated, withdrawn or overturned;

(d)   by the Companies, in the event of a breach by the Buyers of any representation, warranty or agreement contained herein that would result in the failure of a condition set forth in Section 7.1 and that is not curable or has not been cured by the Buyers within twenty (20) Business Days after the Companies give written notice to the Buyers regarding the breach; provided, that the Companies may not terminate this Agreement pursuant to this Section 10.1(d) if the Companies are in breach of this Agreement so as to cause a condition to Closing set forth in Section 6.1 from being satisfied; or

(e)   by the Buyers, in the event of a breach by the Companies of any representation, warranty or agreement contained herein that would result in the failure of a condition set forth in Section 6.1 and that is not curable or has not been cured by the Companies within twenty (20) Business Days after the Buyers give written notice to the Companies regarding the breach; provided, that the Buyers may not terminate this Agreement pursuant to this Section 10.1(e) if the Buyers are in breach of this Agreement so as to cause a condition to Closing set forth in Section 7.1 from being satisfied.

10.2   Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, there shall be no further obligation on the part of any party hereto, except that nothing herein shall relieve any party from liability for any willful breach by a party of any of its representations and warranties in this Agreement or any willful breach by a party of its covenants in this Agreement occurring prior to the termination and except that the provisions of this Section 10 and Sections 12 through 24 shall remain in full force and effect.

Section 11. - Brokers

11.1   For the Companies.   The Companies agree to pay all fees, expenses and compensation owed to Broker and any other Person who has acted in the capacity of broker or finder or advisor (legal or otherwise) on their behalf to bring about the negotiation of this Agreement.

11.2   For the Buyer.   The Buyer agrees to pay all fees, expenses and compensation owed to any other Person who has acted in the capacity of broker or finder or advisor (legal or otherwise) on its behalf to bring about the negotiation of this Agreement.

Section 12. - Notices

Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally, by facsimile followed promptly by written confirmation or sent by overnight courier, registered or certified mail, postage prepaid, addressed as follows or to such other address of which the parties may have given notice:

To the Companies or Franchisor:	TW Holdings, Inc. 10805 Rancho Bernardo Road, Suite 120 San Diego, CA 92127 Attn: Michael Tarsatana (858) 217-3949 (858) 217-8770 (facsimile) mtarsatana@totalwomanspa.com
With a copy to:	Sheppard Mullin Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10012 Attn: Ariel Yehezkel (212) 653-3064 (212) 655-1715 (Facsimile) AYehezkel@sheppardmullin.com
To the Buyer or Parent:	Town Sports International, LLC 399 Executive Boulevard Elmsford, NY 10523 (914) 347-4009 (914) 462-3604 (facsimile) Attn: General Counsel

With a copy to:
Stuart M. Steinberg, P.C.
2 Rodeo Drive
Edgewood, NY 11717
Attn: Stuart M. Steinberg, Esq.
(631) 715-4160
(631) 715-4186 (Facsimile)
ssteinberg@steinbergpc.net

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally or by facsimile, (b) on the next Business Day, if delivered by overnight courier, or (c) three (3) Business Days after being sent, if sent by registered or certified mail.

Section 13. - Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Buyers, on the one hand, and the Companies, on the other hand, may not assign their respective obligations hereunder without the prior written consent of the other party; provided, that each Party may assign its rights (including the right to receive the Escrow Amount) and obligations under this Agreement to one (1) or more Affiliates of such Party so long as such Party remains liable for any and all of its obligations under this Agreement following such assignment.

Section 14. - Entire Agreement; Amendments; Attachments

(a)   This Agreement, all Disclosure Letters, and Exhibits hereto, and all agreements and instruments to be delivered by the parties pursuant hereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties.

(b)   This Agreement may not be amended or modified except by an instrument in writing signed by all the parties hereto.

(c)   The Exhibits, Disclosure Letter and other schedules attached hereto or to be amended hereafter (pursuant to Section 21) are hereby incorporated as integral parts of this Agreement.

Section 15. - Severability

Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 16. - Expenses

The Buyers will pay all fees and expenses incurred by them in connection with the transactions contemplated hereunder, and the Companies will pay all fees and expenses incurred by the Companies in connection with the transactions contemplated hereunder.

Section 17. - Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California. Each of the parties hereto hereby irrevocably consents and submits themselves to the sole and exclusive jurisdiction and venue of the state and federal courts located in California for the purpose of any Proceeding related hereto. Further, each of the parties hereto (x) consents to service of process by registered mail at the address to which notices are to be given pursuant to this Agreement, (y) hereby waives any claims with respect to venue, inconvenient forum and personal jurisdiction and (z) acknowledges and agrees that its or his submission to jurisdiction and its or his consent to service of process by mail is made for the express benefit of the other parties hereto.

Section 18. - Section Headings

The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

Section 19. - Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document. Facsimile and 'pdf' signatures shall have the same force and effect as originals and be sufficient for the execution of this Agreement.

Section 20. - Specific Performance

The Companies and the Buyers acknowledge that the rights of each party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages would be inadequate and the non-breaching party will have no adequate remedy at law. Accordingly, the parties hereto agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to seek to enforce their rights and the breaching party's obligations hereunder by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

Section 21. - Updated Disclosure Letter

From time to time prior to the Closing Date, the Companies may amend and supplement the Disclosure Letter delivered by the Companies under this Agreement; provided, that an amendment or supplement to the Disclosure Letter that modifies the lists of Assumed Contracts, Excluded Contracts, Acquired Assets, Excluded Assets, Excluded Liabilities and Assumed Liabilities shall be updated with the consent of Buyers.

Section 22. - No Third-Party Beneficiaries

This Agreement shall not confer any rights or remedies upon any Person other than the Parties (and with respect to Sections 8.1 and 8.2, the Buyer Indemnified Parties and the Seller Indemnified Parties, respectively) and their respective successors and permitted assigns.

Section 23. - Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 24. - Public Announcements

The Parties agree that they and their Affiliates (a) shall consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement or the other Documents, (b) provide to the other party for review a copy of any such press release or public statement and (c) shall not issue any press release or otherwise make any public statement or respond to any media inquiry with respect to this Agreement or the transactions contemplated hereby without the prior written approval of the Buyers and the Companies, except as may be required by any Legal Requirement.

Section 25. - Guaranty

To induce the Companies to enter into this Agreement, Parent hereby absolutely, irrevocably and unconditionally guarantees to the Companies the due and punctual payment and discharge of all of the obligations of the Buyers (or any of their permitted assigns) under this Agreement and the other agreements referenced herein (including the payments payable by the Buyers under this Agreement and the and the other agreements referenced herein).

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of and on the date first above written.

SELLERS:

TW HOLDINGS, INC.



By:_____

Name: Michael Tarsatana

Title: President

SPAD HOLDINGS, LLC

By: Riordan, Lewis & Haden, Inc.

Its: Manager

By:_____

Name: Michel Glouchevitch

Title: Managing Director

TW GLENDALE, INC.

By:_____

Name: Michael Tarsatana

Title: President

TW WESTLAKE VILLAGE, INC.

By:_____

Name: Michael Tarsatana

Title: President

For purposes of Section 5.10 only:

TOTAL WOMAN FRANCHISING, INC.

By:_____

Name: Michael Tarsatana

Title: President

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of and on the date first above written.


SELLERS:

TW HOLDINGS, INC.

By:_____
Name: Michael Tarsatana
Title: President

SPAD HOLDINGS, LLC

By: Riordan, Lewis & Haden, Inc.
Its: Manager

By:_____
Name: Michel Glouchevitch
Title: Managing Director

TW GLENDALE, INC.

By:_____
Name: Michael Tarsatana
Title: President

TW WESTLAKE VILLAGE, INC.

By:_____
Name: Michael Tarsatana
Title: President


For purposes of Section 5.10 only:


TOTAL WOMAN FRANCHISING, INC.

By:_____
Name: Michael Tarsatana
Title: President


BUYERS:

TSI - ALAMEDA, LLC


By:_____
Name: Stuart M. Steinberg
Title:　General Counsel

TSI – CAL. GLENDALE, LLC

By:_____
Name: Stuart M. Steinberg
Title:　General Counsel

TSI – IRVINE, LLC

By:_____
Name: Stuart M. Steinberg
Title:　General Counsel

TSI – LAGUNA HILLS, LLC

By:_____
Name: Stuart M. Steinberg
Title:　General Counsel

TSI – NORTHRIDGE, LLC

By:_____
Name: Stuart M. Steinberg
Title:　General Counsel

TSI – PLACENTIA, LLC

By:_____
Name: Stuart M. Steinberg
Title:　General Counsel

TSI – SAN JOSE, LLC



By:_____
Name: Stuart M. Steinberg
Title: General Counsel

TSI – STUDIO CITY, LLC



By:_____
Name: Stuart M. Steinberg
Title: General Counsel

TSI – TOPANGA, LLC



By:_____
Name: Stuart M. Steinberg
Title: General Counsel

TSI – TORRANCE, LLC



By:_____
Name: Stuart M. Steinberg
Title: General Counsel

TSI – VALENCIA, LLC



By:_____
Name: Stuart M. Steinberg
Title: General Counsel

TSI – WESTLAKE, LLC



By:_____
Name: Stuart M. Steinberg
Title: General Counsel

For purposes of Section 5.11 and Section 25 only:

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.



By: _____

Name: Stuart M. Steinberg

Title: General Counsel

[Signature page to Asset Purchase Agreement]